[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

July 31, 2019

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                      Nuveen Investment Trust III

                                                     File Nos. 333-65269 and 811-09037

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on July 18, 2019, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 6, 2019, which relates to Nuveen Symphony High Yield Income Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please update the Fund’s name on EDGAR.

RESPONSE TO COMMENT 1

The Fund’s name will be updated on EDGAR.

PROSPECTUS

COMMENT 2 — COVER PAGE

Please indicate the former name of the Fund in a parenthetical on the cover page.

RESPONSE TO COMMENT 2

The Fund’s former name will be added in a parenthetical to the cover page.

COMMENT 3 — FUND SUMMARY

Please explain supplementally if the Fund provided 60 days’ notice to shareholders of the name change and any changes to the investment policies.

RESPONSE TO COMMENT 3

A supplement dated May 23, 2019 to the prospectus that details the Fund’s name change and corresponding changes to the investment policies was distributed to Fund shareholders.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Footnote 4 to the “Annual Fund Operating Expenses” table discloses an expense limitation that expires on July 31, 2020. Because this expense limitation will be in effect for less than one year from the effective date of the prospectus, please update this expiration date or remove the expense limitation.

RESPONSE TO COMMENT 4

The expiration date for the fee waiver will be revised to July 31, 2021.

COMMENT 5 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Example” table, please clarify that the expense limitation is only reflected for the example numbers for the 1 year line item.

RESPONSE TO COMMENT 5

As noted in footnote 4 to the “Annual Fund Operating Expenses” table, there are two expense limitations that apply to the Fund: one that applies until July 31, 2021 and one that applies after that date. Because the second expense limitation does not have an expiration date, the example numbers for the 3 years, 5 years and 10 years lines items reflect this expense limitation. Therefore, the current disclose is appropriate and has not been modified.

COMMENT 6 — FUND SUMMARY — PRINCIPAL RISKS

Please list the principal risks of the Fund based upon the order of risks that will adversely affect the yield and total return of the Fund. See the October 25, 2018 ICI Securities Law Development Conference speech given by Dalia Blass, the Division of Investment Management’s Director.

RESPONSE TO COMMENT 6

Management believes that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, the Fund respectfully declines to make the requested revision.

COMMENT 7 — FUND SUMMARY — PRINCIPAL RISKS

For the “Derivatives Risk,” please revise the disclosure to address the specific risks associated with the particular derivative instruments that may be used by the Fund. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Additionally, the Item 9(c) derivatives disclosure is general and does not mention the risks of investing in options. The Item 4(b) disclosure should be a summary of the Item 9(c) disclosure.

RESPONSE TO COMMENT 7

Management believes that the risk disclosures describe the principal risks involved with the derivative instruments that may be used by the Fund. Consequently, the Fund respectfully declines to make the requested revisions in the “Principal Risks” section. With regard to the Item 9(c) derivatives disclosure, the Fund will add disclosure regarding the risks of investing in options.

COMMENT 8 — FUND SUMMARY — FUND PERFORMANCE

In the footnote to the annual total returns bar chart, please disclose the Class A year-to-date total return as of June 30, 2019.

RESPONSE TO COMMENT 8

The year-to-date total return will be provided as of June 30, 2019.

COMMENT 9 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND

In the business experience descriptions for the portfolio managers, please provide the dates that each portfolio manager joined Symphony Asset Management LLC.

RESPONSE TO COMMENT 9

The requested information will be added to the business experience descriptions of each portfolio manager.

COMMENT 10 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Form N-1A provides that the principal investment strategies required by Item 4(a) should be based upon and be a summary of the information given in response to Item 9(b). Please describe all of the Fund’s principal investment strategies in the Item 9(b) disclosures, including the investment strategies that are summarized in the Item 4(a) disclosures.

RESPONSE TO COMMENT 10

Management believes the current disclosures comply with Form N-1A. Form N-1A states that information in the summary section need not be repeated elsewhere. IM Guidance Update No. 2014-08 discusses how the Commission disagrees with unnecessary duplication of information. When the strategy requires a more detailed description than what is provided in the summary section to understand how the Fund selects its holdings, further disclosure is provided in the “More About Our Investment Strategies” section. However, when the disclosure in the summary section sufficiently describes a particular investment strategy, the Fund does not duplicate the information later in the prospectus. Consequently, management respectfully declines to revise the “More About Our Investment Strategies” section as requested.

COMMENT 11 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

The prospectus states that the Fund may invest in loans. The Commission is aware that rating agencies, as well as the financial media, have recently reported that traditional lender protections are being eroded and that so called “covenant light loans” are increasing common. See the Wall Street Journal article titled “Leveraged Loans Not as Safe as They Once Were,” dated August 16, 2018. If the Fund intends to invest in covenant light loans as a principal investment strategy, please describe such loans and the extent to which the Fund may invest in them. Additionally, consider enhancing the disclosure to describe the risks of investing such loans.

RESPONSE TO COMMENT 11

While the Fund does not target investing in covenant light loans as a principal investment strategy, it may invest a material portion of its assets in such loans as part of its principal investment strategy to invest up to 30% of its net assets in loans. As such, the Fund will add disclosure about covenant light loans to the “Principal Risks—Loan Risk” and “More About Our Investment Strategies—Debt Securities—Loans” sections of the prospectus and enhance such disclosure in the section of the prospectus entitled “What the Risks Are—Loan risk.”

COMMENT 12 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

Please consider whether the expected discontinuation of LIBOR is a principal risk to the Fund. If the Fund believes it is not a principal risk, please explain why. Please tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investment, including: 1) if the Fund will invest in instruments that pay floating rate interests based on LIBOR that do not include a fallback provision that addresses how interest rates will be determined if LIBOR stops being published, and how the discontinuation of LIBOR will affect the liquidity of these investments, and 2) how the transition to a successor rate could impact the value of investments that reference LIBOR.

RESPONSE TO COMMENT 12

The Fund will add the requested disclosure regarding the expected discontinuation of LIBOR to the section of the prospectus entitled “What the Risks Are—Loan risk.”

COMMENT 13 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

The “Derivatives risk” notes that the Fund may have short positions in derivatives. Please confirm that any expected dividends and interest expenses associated with short sales transactions are included in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 13

Management confirms that the Fund will reflect any expected dividends and interest expenses associated with short sales transactions in the “Annual Fund Operating Expenses” table as appropriate.

COMMENT 14— HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Under the “CDSC Waivers and Reductions” section, please remove the seventh and eighth bullets unless all the intermediaries referenced are listed in the appendix to the prospectus because investors must be able to identify if a waiver applies to their situation.

RESPONSE TO COMMENT 14

The situations described in the two referenced bullets are available to shareholders through any intermediary under the circumstances described. Because the waivers are not limited to only a certain intermediary or intermediaries, no intermediaries are listed in the appendix to the prospectus with respect to these waivers. Consequently, management respectfully declines to make the requested revision.

COMMENT 15 — FINANCIAL HIGHLIGHTS

Please include the unaudited information for the six-month period ended March 31, 2019 in the table.

RESPONSE TO COMMENT 15

The unaudited information for the six-month period ended March 31, 2019 will be included in the table.

COMMENT 16 — APPENDIX TO THE PROSPECTUS

Please delete the third paragraph of the “Appendix to the Prospectus” because the Fund is responsible for its own sales charge waivers.

RESPONSE TO COMMENT 16

The Fund understands its obligation to disclose in its prospectus the classes of investors who are eligible for sales charge waivers. Accordingly, the “Appendix to the Prospectus” describes the classes of investors who may be eligible for certain intermediary-specific sales charge variations, waivers and discounts that differ from those described in the prospectus. The third paragraph of the Appendix states that a financial intermediary’s administration and implementation of the sales charge variations described within the Appendix are dependent upon such intermediary’s policies, but it does not allow a financial intermediary discretion to change the sales charge variations disclosed in the Appendix or offer any sales charge variations that are not disclosed in the Appendix. Therefore, Management respectfully declines to remove the third paragraph of the “Appendix to the Prospectus.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 17 — COVER PAGE

Please indicate the former name of the Fund in a parenthetical on the cover page.

RESPONSE TO COMMENT 17

The Fund’s former name has been added in a parenthetical to the cover page.

COMMENT 18 — INVESTMENT POLICIES AND TECHNIQUES – ASSET COVERAGE REQUIREMENTS

The second paragraph discusses the Fund’s asset coverage requirements with respect to futures contracts. The first sentence states that the Fund must set aside liquid assets equal to the future contracts’ full notional value. The notional value should be used if the Fund holds long positions in the futures contracts. However, if the Fund holds short positions, the Fund must use to the market value of the futures contracts. Additionally, the first sentence uses the phrase “must set aside liquid assets” even though the Fund could have offsetting positions for the futures contracts. Therefore, consider revising this phrase to “intends to set aside liquid assets.” Finally, the second sentence of the second paragraph also notes that the Fund may set aside liquid assets for futures contracts that are contractually required to cash settle. Please disclose that these futures contracts could also have offsetting positions.

RESPONSE TO COMMENT 18

In response to this comment, the second paragraph of the “Asset Coverage Requirements” section has been revised to read as follows:

To the extent the Fund writes a credit default swap, the Fund must set aside or earmark liquid assets equal to such contracts’ full notional value (generally, the total numerical value of the asset underlying a credit default swap at the time of valuation) while the positions are open. In the case of long positions in futures contracts that are not contractually required to cash settle, the Fund may set aside or earmark liquid assets or enter into offsetting positions equal to such contracts’ full notional value, less any margin on deposit for liquid assets, while the positions are open. In the case of short positions in futures contracts that are not contractually required to cash settle, the Fund may set aside or earmark liquid assets or enter into offsetting positions equal to such contracts’ current market value, less any margin on deposit for liquid assets, while the positions are open. With respect to futures contracts that are contractually required to cash settle, however, the Fund is permitted to set aside or earmark liquid assets or enter into an offsetting position in an amount equal to the Fund’s daily mark-to-market net obligation (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. By setting aside or earmarking assets equal to only its net obligations under cash-settled futures contracts, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren